EXHIBIT 99.1

Press Release Dated 24 September 2003 Announcing Extraordinary General Assembly of Shareholders

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS ANNOUNCES EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, September 24, 2003 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that an Extraordinary General Assembly of the company’s shareholders will take place on Thursday, October 16, 2003, at 14.00, at the company offices in Maroussi (Kifissias Avenue no. 66).

In accordance with Greek law and the statute of the company, the Board of Directors invites the shareholders of the Société Anonyme under the corporate name STET HELLAS TELECOMMUNICATIONS S.A. to the Extraordinary General Assembly to discuss and resolve on the following issues of the agenda:

AGENDA

1.	Final approval of the merger of Société Anonyme “STET HELLAS TELECOMMUNICATIONS S.A.”, with the Société Anonyme “TELESOFT SOFTWARE DEVELOPMENT AND CONSULTING SERVICES S.A.”, by absorption of the latter by the former, and appointment of the representative of STET HELLAS TELECOMMUNICATIONS S.A. for the execution of the Deed of the merger as well as for the signature of all and any documents necessary for the completion of the merger.

2.	Increase of the company’s share capital via the increase of the nominal value of the shares and amendment of article 5 “on the share capital” of the company’s Statute.

The shareholders who wish to participate in the Extraordinary General Assembly have to deposit their shares with the company or the Deposit and Loans Fund or to any other Bank in Greece and submit the relevant certificates of deposit, as well as any documents of representation, at the company offices, at least five (5) days before the meeting of the Extraordinary General Assembly.

Holders of American Depositary Receipts or Dutch Depositary Receipts who wish to participate in the Extraordinary General Assembly should follow the procedures set forth in the relevant Deposit Agreement.

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Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.6 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.